UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 23, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 22, 2018, regarding the dividend distribution dates.

Istanbul, May 22, 2018

Announcement Regarding the Dividend Distribution Dates

Pursuant to the dividend distribution decision taken at the Ordinary General Assembly held on March 29, 2018, our Company’s Board of Directors has decided to set the dividend distribution dates as June 18, 2018, September 17, 2018 and December 17, 2018.

Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2878788	0.2878788	0.2878788	0.8636364

Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2446970	0.2446970	0.2446969	0.7340909

Cash Dividend Distribution Date
First Installment	Second Installment	Third Installment
18.06.2018	17.09.2018	17.12.2018

Note: The gross cash dividend per ordinary share with a nominal value of TRY 1 in each installment will exactly be TRY 0.2878788 (net TRY 0.2446970). However, this cannot be stated as such in the above tables which are part of Public Disclosure Platform disclosure due to technical reasons.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 23, 2018	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 23, 2018	By:	/s/Bulent Aksu
Name: Bulent Aksu Title: Finance Executive Vice President